UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13305

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:
WATSON LABORATORIES CARIBE, INC.
1165(e) Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WATSON PHARMACEUTICALS, INC.
311 Bonnie Circle
Corona, CA 92880

Watson Laboratories Caribe, Inc.
1165(e) Plan

*  All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Benefit Plans Committee
for the Watson Laboratories Caribe, Inc. 1165(e) Plan:
We have audited the accompanying statements of net assets available for benefits of the Watson Laboratories Caribe, Inc. 1165(e) Plan (the Plan) as of December 31, 2007, and 2006, and the related statement of changes in net assets available for benefits for each of the years in the two year period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for each of the years in the two year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As further discussed in Notes 1 and 6 to the financial statements, the Employee Benefits Plan Committee voted on February 6, 2007 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the financial statements have been prepared on the liquidation basis of accounting.
/s/ Moss Adams LLP
Orange County, California
June 30, 2008

Watson Laboratories Caribe, Inc., 1165(e) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Cash and cash equivalents	$29,621	$54,433
Investments
Investments, at fair value	530,248	3,337,603
Loans to participants	10,480	225,145

Total investments	570,349	3,617,181

Receivable
Company	—	3,189
Participant	—	7,375

Total contributions receivable	—	10,564

Liabilities
Miscellaneous payables	5,759	17,660

Total liabilities	5,759	17,660

Net assets available for benefits	$564,590	$3,610,085

See accompanying Notes to Financial Statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Additions to net assets
Investment income
Interest and dividend income	$50,289	$145,291
Net appreciation in fair value of investments	131,293	339,774

Total investment income	181,582	485,065

Contributions
Company	22,999	206,673
Participant	50,934	432,590
Other	25,905	—

Total contributions	99,838	639,263

Total additions	281,420	1,124,328

Deductions from net assets
Benefits paid to participants	(3,326,915)	(2,864,921)

Total deductions	(3,326,915)	(2,864,921)

Net decrease	(3,045,495)	(1,740,593)
Net assets available for benefits
Beginning of year	3,610,085	5,350,678

End of year	$564,590	$3,610,085

See accompanying Notes to Financial Statements.

Watson Laboratories Caribe, Inc., 1165(e) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following description of the Watson Laboratories Caribe, Inc., 1165(e) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Through August 28, 2000, Danbury Pharmacal Puerto Rico, Inc. was an indirectly owned subsidiary of Schein Pharmaceutical, Inc. On August 28, 2000, Watson Pharmaceuticals, Inc. (the “Company”) acquired all of the outstanding stock of Schein Pharmaceutical, Inc.

In October 2005, the Company announced the planned closure of the Puerto Rico facility during 2007. Effective June 30, 2006, a group of employees at the Puerto Rico site were laid off with subsequent layoffs occurring through 2007 until the final layoff on March 30, 2007. The Employee Benefit Plans Committee of the Plan (the “Plans Committee”) approved the termination of the Plan concurrent with the Puerto Rico site closure effective March 30, 2007, and on October 2, 2007 filed for a final favorable determination letter with the Puerto Rico Treasury Department. The Puerto Rico Treasury Department issued a final favorable determination letter on March 17, 2008. The Plan balance decreased significantly as a result of these events. The remaining net assets will be distributed to participants in a lump-sum payment or rollover beginning in July 2008.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plans Committee. Eligible employees are those employees of Watson Laboratories Caribe, Inc. (formerly Danbury Pharmacal Puerto Rico, Inc.) at the date of hire.

The Plan and related trust are designed to operate under Section 1165(a), (e) and (g) of the Puerto Rico Income Tax Act of 1954. Under the Internal Revenue Code (“IRC”), participants are not liable for federal income taxes on employee contributions, Company contributions, or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants hired on or after January 1, 2004 vest in Company contributions at a rate of 33 1/3% each year until fully vested after three years. Participants hired prior to January 1, 2004 are immediately vested in Company contributions. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement age of 65, or the complete or partial termination of the Plan.

Contributions

Participants may elect to contribute from 1% to 10% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC. Participants may also make rollover contributions from other qualified plans.

The Company contributes 50% of the first 8% of total eligible compensation that a participant contributes to the Plan. In addition to these matching contributions, the Company may elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2007 and 2006.

Watson Laboratories Caribe, Inc., 1165(e) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Participant Accounts
Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of Plan earnings or losses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Loan interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at anytime.
Investment Options
The investment fund options for the years ended December 31, 2007 and 2006 consist of various mutual funds and a Company stock fund, which are generally described below:
Ariel Appreciation Fund
The fund invests primarily in the stocks of medium-sized companies with market capitalization generally between $2.5 billion and $15 billion. The fund seeks socially responsible, undervalued companies.
Columbia Small Cap Fund
The fund invests primarily in stocks of companies that have market capitalization similar in size to those in the Russell 2000 Index.
Federated Government Obligations
The fund invests in U.S. Treasury’s government agency securities and repurchase agreements backed by government securities.
Federated Kaufman Fund
The fund invests principally in stocks of companies that are reasonably priced and exhibit positive growth.
Franklin Templeton Foreign Fund
The fund seeks long-term capital growth by investing at least 80% of its assets in securities of companies outside the United States.
Lord Abbett Mid-Cap Fund
The fund seeks long-term capital appreciation by investing in stocks of medium-sized companies believed to be undervalued in the marketplace.
Allianz OCC Value Fund
The fund invests in securities within the large-cap arena that are trading at a significant discount to their “intrinsic value” based on their current financial situation and future prospects.
PIMCO Total Return Fund Administrative Class (“PIMCO Fund”)
The fund invests in corporate bonds, U.S. government bonds and money market instruments.
T. Rowe Price Growth Stock Fund
The fund invests at least 80% of assets in the common stocks of a diversified group of growth companies.

Watson Laboratories Caribe, Inc., 1165(e) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Watson Pharmaceuticals Company Stock Fund (“Company Stock Fund”)
Through August 28, 2000, Plan participants could elect to contribute up to 10% of their contributions in the Company Stock Fund. This fund invested in common stock of Schein Pharmaceutical, Inc. Effective August 28, 2000, all common stock of Schein Pharmaceutical, Inc. was converted into common stock of Watson Pharmaceuticals, Inc. and thereafter, contributions in the Company Stock Fund have been invested in the common stock of Watson Pharmaceuticals, Inc.
Participant Loans
Participants may borrow a minimum of $250 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan’s Administration Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The maximum repayment period for loans used to purchase a primary residence is determined by reference to bank loans for the same purpose.
Payment of Benefits
Upon termination of employment, benefits are paid in the form of an annuity, periodic payments over a period of no more than ten years or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Certain participants, pursuant to the qualifications set forth in the Plan agreement, may elect to have his or her vested interest transferred to an Individual Retirement Account or another employer qualified plan. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, and for a participant’s vested account balance after age 59 1/2.
Forfeitures
Nonvested Company contributions are forfeited upon termination of employment. These amounts are allocated to each participant’s accounts based upon the relation of the participant’s compensation to total compensation for the Plan year. On September 1, 2006, the Plan allocated forfeitures in the amount of $88,800 to the account of each current participant and former participant (provided they still had an account balance in the Plan). In May 2007, the Plan allocated forfeitures in the amount of $77,400 to the account of each current participant and former participant. As of December 31, 2007 and 2006, unallocated forfeitures totaled approximately $0 and $77,400, respectively.
Administrative Expenses
The Company pays all administrative expenses on behalf of the Plan. Such expenses amounted to $36,300 and $60,800 for the years ended December 31, 2007 and 2006, respectively.
Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA. The Plans Committee approved the termination of the Plan concurrent with the March 30, 2007 Puerto Rico site closure. Refer to “Note 6. Subsequent Events” for additional information related to the termination of the Plan.

Watson Laboratories Caribe, Inc., 1165(e) Plan
Notes to Financial Statements
December 31, 2007 and 2006
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the liquidation basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Refer to “Note 1. Description of Plan” and “Note 6. Subsequent Events” for additional information related to the termination of the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which approximates liquidation value. If available, quoted market prices are used to value investments.

Shares of registered investment company funds are valued at the net asset value of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of Benefits

Payments to participants are recorded when paid.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 financial statement presentation.

Watson Laboratories Caribe, Inc., 1165(e) Plan
Notes to Financial Statements
December 31, 2007 and 2006
3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31,:

	2007	2006
Federated Government Obligations	$230,691	$925,112
Allianz Occ Value Fund	102,570	1,026,305
PIMCO — Total Return Fund Administrative Class	74,670	319,980
Federated Kaufman Fund	65,937	618,804
BPPR Time deposit Open Account	29,620	*
Franklin Templeton Foregin Fund	29,231	303,918
Participant loans	*	225,145

*	Investment was less than 5% of the Plan’s net assets at year-end.
For the years ended December 31, 2007 and 2006, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized appreciation and depreciation on investments held during the year) increased (decreased) in fair value as follows:

	2007	2006
Mutual Fund	$132,411	$357,172
Company common stock	(1,118)	(17,398)

Net appreciation in fair value of investments	$131,293	$339,774

4.	Party-In-Interest-Transactions

Plan assets include investments in funds managed by Trust Division of Banco Popular de Puerto Rico, is a wholly-owned subsidiary of Popular, Inc. Banco Popular de Puerto Rico is the Plan’s trustee and custodian, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held Company common stock with fair values of $13,000 and $44,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, 479 and 1,684 shares of common stock are included in the Company Stock Fund, respectively. The Plan made purchases and sales of the Company Stock Fund during 2007 and 2006.

5.	Tax Status

The Plan has adopted the Banco Popular de Puerto Rico master plan agreement which has been previously determined by the IRS to be in accordance with the applicable requirement of the IRC.

6.	Subsequent Event

The Employee Benefit Plans Committee approved the termination of the Plan concurrent with the Puerto Rico site closure effective March 30, 2007, and on October 2, 2007 filed for a final favorable determination letter with the Puerto Rico Treasury Department. The Puerto Rico

Watson Laboratories Caribe, Inc., 1165(e) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Treasury Department issued a final favorable determination letter on March 17, 2008. The net assets will be distributed to participants in a lump-sum payment or rollover.
The settlement of a short-term trading lawsuit filed by the Securities and Exchange Commission against Pilgrim Baxter & Associates, Ltd. for transactions in PBHG mutual funds conducted from June 1998 through December 2001 resulted in a restitution payment to the Plan of $21,346 on September 12, 2007. The payment is being allocated in 2008 on a pro-rated basis to applicable plan participants.

Watson Laboratories Caribe, Inc., 1165(e) Plan
EIN: 52-1760757 PN:001
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b) Identity of issuer,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest,		(e) Current
(a)	similar party	collateral, par or maturity value	(d) Cost**	Value
Common stock:
*	Watson Pharmaceuticals, Inc.	Watson Pharmaceuticals Company Stock Fund		$13,000

Time deposit and interest bearing cash:
*	Banco Popular de Puerto Rico BPPR Time Deposit Open Account			29,621

Mutual funds:
	Bond funds:
	Federated	Federated Government Obligations		230,690
	PIMCO	PIMCO Total Return Fund Administrative Class		74,670

	Ariel	Ariel Appreciation Fund		828
	Allianz	Allianz Occ Value Fund		102,570
	Federated	Federated Kaufman Fund		65,937
	Franklin Templeton	Franklin Templeton Foreign Fund		29,231
	T. Rowe Price	T. Rowe Price Growth Stock Fund		13,322

				517,248

Other:
*	Participant Loans	Varying maturity dates, interest ranging from 5% to 9.25% per annum		10,480

				$570,349

*	Party-in-interest for which a statutory exemption exists.

**	Cost information may be omitted with respect to participant directed investments.
Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Watson Laboratories Caribe, Inc.
1165(e) Plan
Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Laboratories Caribe, Inc., 1165 (e) Plan By: WATSON PHARMACEUTICALS, INC. as plan administrator

By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee
Dated: June 30, 2008

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm